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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*


                        Princeton National Bancorp, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   742282106
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                                 (CUSIP Number)


                               James V. Stepleton
                            Husch & Eppenberger, LLC
                         100 North Broadway, Suite 1300
                         St. Louis, Missouri 63102-2789
                                 (314) 421-4800
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                August 11, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 742282106               13D
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
James H. Wilson, M.D.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

PF
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

United States
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                7   SOLE VOTING POWER
  NUMBER OF
               201,900 shares of Common Stock
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
               0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
               201,900 shares of Common Stock
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
               0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

201,900 shares of Common Stock, consisting of 201,800 shares of Common Stock held directly, and 100 shares of Common Stock held indirectly
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8% of the Common Stock
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14   TYPE OF REPORTING PERSON (See Instructions)

IN
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CUSIP NO. 742282106               13D
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
Princeton Orthopedic Clinic, S.C.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [X]
                                                                         (b) [ ]
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3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

WC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois
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                7   SOLE VOTING POWER
  NUMBER OF    100 shares of Common Stock, included within the shares
               owned by Dr. Wilson
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
               0
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING    100 shares of Common Stock, included within the shares
               owned by Dr. Wilson
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
               0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100 shares of Common Stock owned directly
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 0.1% of the Common Stock
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

CO
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
ITEM 1.  SECURITY AND ISSUER

This statement relates to common stock, par value $5.00 ("Common Stock"), of Princeton National Bancorp, Inc., a Delaware corporation, with principal executive offices at 606 South Main Street, Princeton, Illinois 61356-2080 (the "Issuer" or "Company").

ITEM 2. IDENTITY AND BACKGROUND

James Wilson:

(a) James H. Wilson, M.D.

(b) 910 Sherwood Glen
    Princeton, Illinois 61356

(c) Dr. Wilson has retired as a full-time orthopedic surgeon, but continues to consult as an orthopedic surgeon through Princeton Orthopedic Clinic, S.C., 910 Sherwood Glen Dr., Princeton, Illinois, 61356.

(d) During the last five years, Dr. Wilson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Dr. Wilson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor as a result of any such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f) United States

Princeton Orthopedic Clinic, S.C.:

Princeton Orthopedic Clinic, S.C. (the "Clinic") is a Service Corporation formed pursuant to the Medical Corporation Act of the State of Illinois. The Clinic serves mainly as a means for Dr. Wilson to perform consulting services as an orthopedic surgeon. The Clinic's principal office and business is located at 910 Sherwood Glen Dr., Princeton, Illinois, 61356.

With respect of Item 2(d) and (e) of Schedule 13D:

(d) During the last five years, neither the Clinic, nor any of its directors, officers, employees or agents, have been convicted in a criminal proceeding.

(e) During the last five years, the Clinic has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor as a result of any such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


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The Clinic is owned 100% by Dr. Wilson, who also serves as the Clinic's sole officer and director. Pursuant to Schedule 13D General Instruction C, information with respect to Dr. Wilson is stated in full in this Item 2 and incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The purchases made by Dr. Wilson which are the subject of this filing were made with personal funds, including those in his individual retirement account, in the amount of $401,050.

The purchase made by the Clinic which is the subject of this filing was made with the Clinic's working capital in the amount of $1,231.

ITEM 4. PURPOSE OF TRANSACTION.

Dr. Wilson and the Clinic have acquired shares of Common Stock because Dr. Wilson believes that the Common Stock is currently undervalued by the market. Concurrently with or shortly following the filing of this Scheduled 13D, Dr. Wilson intends to make contact with the Company's chairman to discuss his becoming a member of the Company's Board of Directors. Dr. Wilson believes that his experience in the 1980's and 1990's as a director of several other Illinois community banks and bank holding companies will assist the Board of Directors in overseeing the Company's banking and related activities, improving its performance and enhancing shareholder value. While serving as a director, Dr. Wilson may identify and suggest actions that the Company could take to achieve those goals. Whether or not he is invited to join the Company's Board of Directors, Dr. Wilson may, from time to time, have conversations with other shareholders about the Company and ways to enhance its performance and improve the value of all shareholders' investment in it. Dr. Wilson and the Clinic may also from time to time acquire additional shares of Common Stock or dispose of shares they have acquired (subject in either case to prices that Dr. Wilson deems to be favorable under the circumstances) in the open market, in privately negotiated transactions or otherwise.

Except as set forth above, neither Dr. Wilson or the Clinic have any plans or proposals that would result in or relate to:

     (a) The acquisition of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company of any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

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     (f)  Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

     (a) Dr. Wilson beneficially owns 5.8% of the Issuer's Common Stock, or 201,900 shares of Common Stock, consisting of 201,800 shares of Common Stock held directly, and 100 shares of Common Stock held indirectly through the Clinic, which he controls.

The Clinic beneficially owns less than 0.1% of the Common Stock of the Issuer, or 100 shares of Common Stock held directly.

As a group, Dr. Wilson and the Clinic own 5.8% of the Issuer's Common Stock, or 201,900 shares.

     (b) Dr. Wilson beneficially owns the following number of shares of Common Stock with:

          Sole Voting Power: 201,900 shares of Common Stock
          Sole Dispositive Power: 201,900 shares of Common Stock

     The Clinic owns the following number of shares of Common Stock with:

          Sole Voting Power: 100 shares of Common Stock, which are included within the shares beneficially owned by Dr. Wilson.
          Sole Dispositive Power: 100 shares of Common Stock, which are included within the shares beneficially owned by Dr. Wilson.

     (c) During the sixty-day period ended as of the date hereof, each of the filing persons has purchased shares of Common Stock as follows:

         Filing Person                               Shares                   Date                 Price/Share
         -------------                               ------                   ----                 -----------
         James H. Wilson                             28,000                 08/11/00                 $12.12
         James H. Wilson                              5,000                 08/15/00                  12.3125
         Princeton Orthopedic Clinic, S.C.              100                 08/14/00                  12.31

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO
SECURITIES OF THE ISSUER

Not applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit                      Description

None


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


     Date: August 18, 2000



     /s/James H. Wilson, M.D.
     -----------------------------------------------------
     James H. Wilson, M.D.



     PRINCETON ORTHOPEDIC CLINIC, S.C.



     By: /s/James H. Wilson, M.D.
         --------------------------------------------
         James H. Wilson, M.D.
         Title: Chief Executive Officer



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